UBS AG

Bahnhofstrasse 45,

8001 Zurich, Switzerland

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

May 28, 2024

Attention:	Christian Windsor
Robert Arzonetti

Re:	UBS AG
Registration Statement on Form F-3
File No. 333-278934

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-3/A (File No. 333-278934) (the “Registration Statement”) of UBS AG. We respectfully request that the Registration Statement become effective as soon as possible after effectiveness of the merger by absorption under Swiss law (Absorptionsfusion) whereby Credit Suisse AG (including its branches) will be absorbed by UBS AG (the “Merger”). It is expected that the Merger will become effective on May 31, 2024 (the “Effective Date”) and when it has become effective, our counsel, Sullivan & Cromwell LLP, will confirm this orally to you on the Effective Date. We request that the Registration Statement be declared effective by oral confirmation as soon as possible thereafter via confirmation to Sullivan & Cromwell LLP.

Please contact Catherine M. Clarkin of Sullivan & Cromwell LLP via telephone at (212) 558-4175 or via e-mail at (clarkinc@sullcrom.com) with any questions about this request.

[signature page follows]

Thank you for your assistance in this matter.

Very truly yours,

UBS AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Patrick T. Shilling
	Name:	Patrick T. Shilling
	Title:	Managing Director

cc:	Catherine M. Clarkin
(Sullivan & Cromwell LLP)